EXHIBIT 99.19 Notice to LSE

Block Listing Six Monthly Return
28 April 2023

All rights to acquire ordinary shares in Rio Tinto plc (Shares) awarded under the Rio Tinto plc Performance Share Plan have either vested or have lapsed. No further Shares will be allotted under the block listing associated with the Rio Tinto plc Performance Share Plan and the remaining balance of 358,183 Shares is cancelled.

In accordance with Listing Rule 3.5.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	29 October 2022 to 28 April 2023
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued / allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued / allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	29 October 2022 to 28 April 2023
Balance of unallotted securities under scheme(s) from previous return:	5,390
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	32,000
Less: Number of securities issued / allotted under scheme(s) during period:	23,769
Equals: Balance under scheme(s) not yet issued / allotted at end of period:	13,621

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2000

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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